July 22, 2011

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel

Re:	Old Dominion Freight Line, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

File No. 000-19582

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated July 8, 2011 from Linda Cvrkel of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to J. Wes Frye, the Chief Financial Officer of Old Dominion Freight Line, Inc. (the “Company”), regarding the Company’s Form 10-K for the year ended December 31, 2010 (the “Form 10-K”).

The comments and Company responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s July 8, 2011 letter.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis

-Liquidity and Capital Resources, page 27

Comment 1: We note that you provide disclosure of summarized cash flows for 2010, 2009, and 2008 at the beginning of your liquidity and capital resources section of MD&A. In future filings, please expand your liquidity discussion to discuss the changes in cash flows over the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response 1: We acknowledge the Staff’s comment and will expand our liquidity discussion to include changes in cash flows over the three-year period covered by the financial statements in the Company’s future annual reports on Form 10-K.

Note 1. Significant Accounting Policies

– Property and Equipment, page 40

Comment 2: We note your disclosure that during the first quarter of 2010 you completed an evaluation of estimated useful lives and salvage values for the equipment and determined that the actual period of service of certain revenue equipment exceeded that of their previously estimated useful lives. As a result of the evaluation, you extended the useful lives of tractors to 9 years from 7 years and trailers to 15 years from 12 years and also reduced the estimated salvage values associated with this equipment to more accurately reflect the value you believe such equipment will have at the end of its useful life. We also note from your disclosure on page 6 that the average age of Linehaul Tractors and P&D Tractors is 3.5 years and 8.8 years, respectively, and the average age of Linehaul Trailers and P&D Trailers is 8.4 years and 12.9 years, respectively. In light of the average ages disclosed in this table, and your disclosure on page 6 that you plan to reduce the average age of your fleet in 2011 by purchasing more equipment, please explain to us why you believe that your decision to increase the useful lives of the tractors and trailers is consistent with this information provided on page 6 of your filing. As part of your response, please provide us with the amount of the change in depreciation expense for 2010 that is related to the increase in useful lives and the amount that is related to the decrease in salvage value.

Response 2: We believe it will be helpful to the Staff to address Comment 2 under two separate headings: (1) rationale for the changes to the economic useful lives and salvage values of our tractor and trailer fleet; and (2) average age of our tractor and trailer fleet.

Rationale for the Changes to the Economic Useful Lives and Salvage Values of our Tractor and Trailer Fleet

We periodically review the estimated economic useful lives and salvage values of our capital assets and we completed such a review during the first quarter of 2010. Our decision in the first quarter of 2010 to increase the economic useful lives for the majority of our tractors from 7 to 9 years and the majority of our trailers from 12 to 15 years was based primarily upon our review and assessment of: (1) asset disposition records, which reflect the actual length of time we used the respective equipment in our operations; (2) the condition of our tractor and trailer fleet; (3) our Company’s long-term strategy for operating our equipment; (4) the economic useful lives assigned to tractors and trailers at other publicly-held LTL carriers; (5) manufacturers’ estimates of economic useful lives for our fleet; and (6) our experience with 2007 tractor engines manufactured under federally-mandated emission standards and the anticipated performance of 2010 tractor engines manufactured under even more stringent emission standards. We also reviewed our asset disposition records to evaluate whether the salvage values assigned to each of our tractors and trailers were appropriate.

After completing our analysis, we determined that a 15-year economic useful life would be appropriate for the majority of our trailer fleet and a 9-year economic useful life would be appropriate for the majority of our tractor fleet. The changes that we made to the economic useful lives of both our tractor and trailer fleets in the first quarter of 2010 are more consistent with our actual experience and with our expectations for the ongoing productive use of these assets in our operations. Based upon our experience, we also determined that the longer we use these assets in our operations, the less salvage value we are able to realize. As a result, we decreased the salvage values for our tractor and trailer fleet to reflect the amount of proceeds we expect to receive upon disposition of these assets.

On page 40 of our Form 10-K, we disclosed the overall impact in 2010 resulting from the changes in the estimated economic useful lives and salvage values of our assets was an increase of approximately $12.7 million in income from continuing operations, an increase of approximately $7.7 million in net income and an increase in earnings per diluted share of approximately $0.14 per share. We believe the change in estimated economic useful lives of our assets accounted for approximately $17.5 million less depreciation expense, which was partially offset by approximately $4.8 million of additional depreciation expense generated by the reduction in salvage values, resulting in the $12.7 million net increase in income from operations in 2010. Our separate estimates of the impact to depreciation expense caused by changes to economic useful lives and salvage values are based upon modeling we performed during the actual update of our systems. We determined that providing this level of disclosure would not be of significant value and believe our Form 10-K disclosure for the changes in the estimated economic useful lives and salvage values of our assets satisfy the requirements of the Financial Accounting Standards Board Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Average Age of Our Tractor and Trailer Fleet

The average age of our tractor and trailer fleet can vary upon the timing of both the purchase of new equipment and the disposition of older equipment. On page 6 of our Form 10-K, we stated that we expected the average age of our fleet to decrease in 2011 and disclosed that our purchases of tractors and trailers in 2008, 2009 and 2010 were limited to the replacement of a portion of the fleet scheduled to be retired pursuant to our normal replacement cycle. We also noted that much of the equipment that was scheduled to be replaced in 2010 had been retained in our operations to provide additional capacity in the event of an improvement in the economy, business failures or consolidation in the LTL industry. The combination of limiting our purchases of new equipment and retaining certain equipment beyond our normal replacement cycle contributed to an increase in the average age of our fleet in 2010. We also noted on page 6 and page 28 of our Form 10-K that we expected our equipment purchases in 2011 would be significantly higher than in recent years to support our anticipated growth. These purchases would introduce newer equipment into our fleet and allow us to dispose of our older units, which would have the effect of reducing the average age of our tractor and trailer fleets.

As a result, we do not believe it is inconsistent to increase the economic useful lives of our equipment to reflect their historical and anticipated usage in our operations, while simultaneously decreasing the average age of our equipment by purchasing newer units and disposing of older units pursuant to our normal replacement cycle.

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses appropriately address your comments. Please contact me at 336.822.5302 if you require any additional information or have any questions regarding our response.

Sincerely,

/s/ John P. Booker, III
John P. Booker, III
Vice President – Controller

cc:	J. Wes Frye

Adam N. Satterfield